Confidential Treatment Requested by Twin Disc, Incorporated

FOIA CONFIDENTIAL TREATMENT REQUESTED

March 19, 2014

Mr. Kevin L. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re:        Twin Disc, Incorporated
Form 10-K for the fiscal year ended June 30, 2013
Filed September 13, 2013
Form 10-Q for the Quarterly Period Ended December 27, 2013
Filed February 5, 2014
File No. 001-07635

Dear Mr. Vaughn:

The following letter is in response to your letter to me dated March 5, 2014 related to the Commission’s review of Twin Disc, Inc.’s (the “Company”) Form 10-K for the Fiscal Year Ended June 30, 2013 and Form 10-Q for the Quarterly Period Ended December 27, 2013.

Because of the commercially sensitive nature of information contained herein, we have filed a separate letter (the “Request Letter”) with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with a request for confidential treatment of certain portions of this response letter under the Freedom of Information Act, 5 U.S.C. § 522 (“FOIA”), 17 C.F.R. § 200.83 (“Rule 83”), and the Commission’s rules and regulations promulgated under FOIA.  For the Staff’s reference, we have enclosed a copy of the Request Letter with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this response letter and (b) the accompanying Request Letter (collectively, the “Confidential Material”).  Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the FOIA or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, this response letter has also been clearly marked with the legend “Confidential Treatment Requested by Twin Disc, Incorporated,” and each page is marked for the record with the identifying numbers and code “TD-001” through “TD-010.”

CONFIDENTIAL TREATMENT REQUESTED BY TWIN DISC, INCORPORATED

Confidential Treatment Requested by Twin Disc, Incorporated

For clarity, I have restated each of the Commission’s 3 comments below, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended June 30, 2009

Item 9(a). Controls and Procedures, page 27

1.
In May 2013, the Committee of Sponsoring Organizations of the Treadway Commission issued its updated Internal Control – Integrated Framework.  Please revise future filings to clearly state the framework used for your assessment of internal control over financial reporting by clarifying whether you utilized the original framework (the “1992 Framework”) or the updated framework.

Company Response:
The Company utilized the original framework in its assessment of internal controls over financial reporting for fiscal 2013, and will revise future filings to indicate which COSO framework has been used for the annual assessment.

Consolidated Statements of Cash Flows, page 35

2.
We note here and within your September 27, 2013 and December 27, 2013 Forms 10-Q that you present the line item “(payments of) proceeds from long-term debt, net” in your statement of cash flows.  Please explain to us how your current presentation complies with the FASB ASC 230-10 paragraphs 45-7 through 9.  Revise future filings as necessary.

Company Response:
The great majority of the activity represented by the “(payments of) proceeds from long-term debt, net” line item is related to the Company’s revolving loan agreement.  The Company presented this item on a net basis based upon our interpretation of the guidance in ASC 230-10 paragraph 45-8 which indicates that certain items, where there is quick turnover of large amounts, can be reported net because knowledge of the gross receipts and payments related to the item may not be necessary to understand the Company’s financing activities.  There were a total of 154 transactions related to the Company’s revolving loan agreement in fiscal 2013.  The gross presentation of this activity would have been as follows (in thousands):

Proceeds from long-term debt                                                                         $83,450
Payments of long-term debt                                                                           ($88,382)

While the Company does not believe reporting of these gross amounts is necessary to understand the Company’s financing activities, further review of the guidance in ASC 230-10 paragraph 45-9 points out the requirement of an original maturity of three months

CONFIDENTIAL TREATMENT REQUESTED BY TWIN DISC, INCORPORATED

Confidential Treatment Requested by Twin Disc, Incorporated

or less to qualify for net reporting of debt instruments.  As such, the Company will revise future filings to report long-term debt activity on a gross basis.

3a.
We note your disclosure that you recorded several out-of-period adjustments related to fiscal 2013 that were recorded within the financial statements as of and for the six months ended December 27, 2013.  Please address the following:

•	Describe to us in greater detail the nature of each error.

Company Response:
Background:
During the first quarter of fiscal 2014, the Company recorded several items that were identified during, and related to, fiscal 2013 and included in a Summary of Unadjusted Misstatements (SUM) at June 30, 2013.  These items were deemed immaterial for adjustment to the fiscal 2013 financial statements as they represented less than 5% of pre-tax and after-tax earnings on both an iron curtain and roll over method assessment.  There was also less than 0.5% impact on any balance sheet metric (current/non-current/total assets, liabilities and equity).

Additional detail on the nature of each error follows, beginning with the disclosure of each error as presented in the Company’s 10-Q as of and for the three months ended September 27, 2013:

•
The Company had over accrued for certain payroll related items totaling $337,000 as of June 30, 2013, resulting in an increase to earnings from operations in the first quarter of fiscal 2014.  -  Due to a work stoppage at our Belgian facility during the year end closing process, combined with turnover in staffing in their accounting department, certain payroll accrual reconciliations were not completed timely.  Once completed, these reconciliations identified the required adjustments as noted above.

•
The Company had overstated its warranty accrual by $217,000 as of June 30, 2013, resulting in an increase to earnings from operations in the first quarter of fiscal 2014.  – A spreadsheet formula error resulted in a miscalculation of the warranty accrual at our US operation.  This was due in part to recent turnover that impacted the preparation and review process for this account.  This has been resolved, resulting in a more effective review process going forward.

•
The Company determined that work-in-process inventory had been overstated by $117,000 as of June 30, 2013.  As a result, additional cost of goods sold was recorded in the first quarter of fiscal 2014, resulting in a decrease to earnings from operations in the first quarter of fiscal 2014. – A book to physical inventory adjustment was not recorded properly at our Belgian facility, resulting in an overstatement of work-in-process inventory.  The identification of this error was hampered by the work stoppage during the year end closing process, resulting in a delay in the timing of reconciliations.

CONFIDENTIAL TREATMENT REQUESTED BY TWIN DISC, INCORPORATED

Confidential Treatment Requested by Twin Disc, Incorporated

•
The Company’s deferred tax liabilities were understated by $285,000 as of June 30, 2013, resulting in additional tax expense in the first quarter of fiscal 2014. – In connection with the Company’s year end evaluation of the excess of financial reporting basis over the tax basis for the investment in foreign subsidiaries, it was determined that an additional deferred tax liability was required, resulting in additional tax expense of $439,000.  In addition, it was determined that a deferred tax liability that had been established related to intercompany activity was not necessary, resulting in an offsetting income tax benefit of $173,000.

3b.
We note your disclosure that you recorded several out-of-period adjustments related to fiscal 2013 that were recorded within the financial statements as of and for the six months ended December 27, 2013.  Please address the following:

•
Please provide us with your analysis of the materiality of each error.  Discuss why you concluded that these errors were not material to your 2013 financial statements, to your financial statements as of and for the six months ended December 27, 2013, and your projected year-end results for fiscal 2014.

Company Response:
The Company evaluated the errors in question for materiality in relation to the fiscal 2013 and 2014 results during the first quarter of fiscal 2014.  Based upon an evaluation of both quantitative and qualitative factors, the Company concluded that the recording of these errors in the first quarter of fiscal 2014 was not material to the results of fiscal 2013, the first quarter of fiscal 2014 or the projected full year results of fiscal 2014.  The materiality analysis performed is as follows:

ISSUES

1.	Is the impact of correcting the errors noted above in the first quarter of fiscal 2014 as out-of-period adjustments material to fiscal 2013 or the first quarter and projected full year 2014 results?

ANALYSIS

The guidance in ASC 250-10-S99 and SAB 99 on materiality notes:

The use of a percentage as a numerical threshold, such as 5%, may provide the basis for a preliminary assumption that - without considering all relevant circumstances - a deviation of less than the specified percentage with respect to a particular item on the registrant's financial statements is unlikely to be material. The staff has no objection to such a "rule of thumb" as an initial step in assessing materiality. But quantifying, in percentage terms, the magnitude of a

CONFIDENTIAL TREATMENT REQUESTED BY TWIN DISC, INCORPORATED

Confidential Treatment Requested by Twin Disc, Incorporated

misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations.

And

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

It therefore appears that both a quantitative and qualitative analysis is required to determine the final treatment of the item.

Quantitative Considerations:
The impact of the errors on fiscal 2013 full year fiscal pre-tax earnings and after-tax earnings was quantitatively immaterial (i.e., less than 5%).

The impact on EPS for the full year FY 13 is an increase of $0.01, based on rounding for each period (not deemed material – EPS was $0.34).

The following table presents the impact of the errors on expected full year fiscal 2014 pre-tax earnings, after-tax earnings and EPS.

	Before		As
	SUM	SUM	Reported	% Impact
Pre-tax earnings	[*]	437	[*]	[*]
Net earnings	[*]	69	[*]	[*]
Earnings per share	[*]	0.01	[*]	[*]

Note:  The impact of the errors on the expected tax provision for full year FY 2014 is [*].

Based upon projected full year results, the impact of the errors is quantitatively immaterial.  The following table reflects a similar analysis for the estimated FY2014 first quarter results.

	Before		As
	SUM	SUM	Reported	% Impact
Pre-tax earnings	3,056	437	3,493	14.3%
Net earnings	60	69	129	116.3%
Earnings per share	0.01	-	0.01	0.0%

Note:  The impact of the errors on the tax provision for Q1 2014 is 12.3%.

The impact of the errors on first quarter pre-tax and after-tax earnings is quantitatively significant primarily due to the fact that the first quarter net earnings are very near break even.

* - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

CONFIDENTIAL TREATMENT REQUESTED BY TWIN DISC, INCORPORATED

Confidential Treatment Requested by Twin Disc, Incorporated

The first quarter was also hampered by the normal seasonal impact resulting from summer shut-downs at several locations, a delay in the recovery of the North American oil and gas market, continued economic struggles in Europe and a very depressed global pleasure craft market.  While the full year estimate shows improvement from fiscal 2013, there is still a shortfall to the fiscal 2011 and 2012 earnings levels due to the historically high demand for oilfield transmissions during that period.  We anticipate some recovery in that market in the second half of fiscal 2014, leading to the anticipated earnings improvement.   This result is also partially due to a charge related to restructuring actions that are not expected to recur, $1.1 million of which was recorded in the first quarter.  Excluding the impact of this charge, the impact of the errors on the first quarter would have been 10.5% on pre-tax earnings and 5.9% on net earnings.  Note that the first quarter tax rate is very high due to the non-deductible losses at our Belgian operation, including the $1.1 million restructuring charge noted above, along with the impact of the tax related errors.  The impact on earnings per share, however, remains immaterial.  The Company also reviewed trends in earnings results, comparing annual results for fiscal 2010 through 2014 and quarterly results for fiscal 2013 and 2014 (NOTE:  The fiscal 2014 amounts include the out-of-period adjustments).

	FY10	FY11	FY12	FY13	FY14
Pre-tax earnings	1,722	32,029	44,756	9,237	[*]
Net earnings	576	17,997	26,743	3,882	[*]

	Q1 13	Q2 13	Q3 13	Q4 13	Q1 14
Pre-tax earnings	2,363	5,234	32	1,608	3,493
Net earnings	1,231	3,360	(757)	48	129

This review demonstrates that there was no impact on earnings trends as a result of these out of period adjustments.

A key financial metric at the Company is EBITDA.  This is evident as two of three financial covenants set forth in our third party debt agreements are EBITDA based.  These covenants must be maintained on a quarterly basis and are as follows:

•	Funded debt to EBITDA,
•	Minimum EBITDA on a rolling four quarter basis,
•	Minimum consolidated net worth.

Further evidencing the importance of EBITDA is the fact that the Company provides an EBITDA reconciliation in their quarterly press releases throughout the year.  The following table lays out the impact of the errors on the fiscal 2014 first quarter and forecasted full year results:

	Before		As
	SUM	SUM	Reported	% Impact
FY14 First Quarter	5,922	437	6,359	7.4%
FY14 Full Year	[*]	437	[*]	[*]

* - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

CONFIDENTIAL TREATMENT REQUESTED BY TWIN DISC, INCORPORATED

Confidential Treatment Requested by Twin Disc, Incorporated

While the impact on the first quarter is in excess of 5% of EBITDA, the forecasted full year impact is immaterial at [*].  The first quarter impact is exaggerated by the low earnings in the first quarter, as noted in the discussion above. The Company currently expects to have a cushion related to the EBITDA covenants of [*] to [*] based upon forecasted quarterly results.

•	Other considerations

An analysis of the impact on summary balance sheet line items as of September 27, 2013 is not presented as the impact of the above errors would have been less than 1.0% in all cases.

Qualitative Considerations

In addition to the above, the following additional qualitative factors set forth in SAB 99 were considered.  As it relates to the impact on the full year fiscal 2013 results, the impacts were quantitatively insignificant as noted above, and there were no qualitative factors identified that would alter a conclusion that such errors were immaterial.  Therefore, the discussion below is focused on the qualitative considerations related to the impacts of the errors on Q1 14, and expected full year FY 14 results.

-	whether the misstatement masks a change in earnings or other trends.

The error noted above does not mask a change in earnings or other trends from quarter to quarter or year over year (see additional trend analysis above).

–	whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise.

The Company is primarily followed by two analysts (Robert W. Baird and Global Hunter Securities).  As the impact of the errors is less than $0.01 for Q1 14, and is expected to be around $0.01 for the full year 2014, the Company does not believe that there is risk that the misstatement hides a failure to meet analyst expectations.  Analyst reports reflected a Q1 14 earnings per share expectation in the $0.11 - $0.12 range.

–	whether the misstatement changes a loss into income or vice versa.

This misstatement does not change a loss into income or vice versa in fiscal 2013 or in 2014 (see trend information above for further analysis).

–	whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability.

* - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

CONFIDENTIAL TREATMENT REQUESTED BY TWIN DISC, INCORPORATED

Confidential Treatment Requested by Twin Disc, Incorporated

The error impacted the company's manufacturing segment.  This misstatement did not have a material impact on the reported segment information (note that management evaluates segment profitability on net earnings, and the $69k impact is not deemed significant to net earnings at the segment level).

–	whether the misstatement affects the registrant's compliance with regulatory requirements.

No it does not.

–	whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements.

These errors did not have an impact in FY 13, and are not expected to have an impact in FY 14 on the Company achieving compliance with its covenants (see EBITDA discussion above).  As evident in that EBITDA discussion above, the recording of the errors in the proper period would have the effect of improving EBITDA and providing more cushion to the already achieved compliance in 2013; sufficient cushion is expected in FY 14 with or without the inclusion of these errors.

–	whether the misstatement has the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

These errors had no impact on management compensation as no incentive bonuses were paid in fiscal 2013, [*].

–	whether the misstatement involves concealment of an unlawful transaction.

No it does not.

–	whether the misstatement was part of an effort to manage earnings.

There was no management of earnings.  The decision not to record the errors was discussed and agreed with the Audit Committee as immaterial.  Our auditors, PwC, also concurred with management’s conclusion.

–	whether the authoritative guidance on the subject is clear. N/A

–	whether industry guidance differs from GAAP

No it does not.

–	whether there is a cost of correcting the misstatement.

* - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

CONFIDENTIAL TREATMENT REQUESTED BY TWIN DISC, INCORPORATED

Confidential Treatment Requested by Twin Disc, Incorporated

No, there is no discernible cost.

–	whether there is an aggregation of other misstatements.

No, there were no other unadjusted differences at September 27, 2013.

CONCLUSION

Based on the items that have been considered above, in particular: (1) the fact that the impact on net earnings was only $69,000 and there was essentially no impact on earnings per share, (2) the impact is expected to be quantitatively insignificant to the full year fiscal 2014 pre-tax and after-tax results, as noted above, and (3) only an expected rounding effect of $0.01 for full year fiscal 2014, we believe that the recording of the out-of-period items is not material to fiscal 2013 results, the first quarter of fiscal 2014 or the projected full year 2014 results.

3c.
We note your disclosure that you recorded several out-of-period adjustments related to fiscal 2013 that were recorded within the financial statements as of and for the six months ended December 27, 2013.  Please address the following:

•	Please explain to us how you considered these errors in the evaluation of your disclosure controls and procedures.

These errors were discussed in the Company’s Disclosure Committee review.  The Company has a Disclosure Committee (the "Committee") to assist in the quarterly evaluation of the Company's internal disclosure controls and procedures and in the review of the Company's periodic filings under the Exchange Act. The membership of the Committee consists of the Company's Chief Financial Officer, the Vice President of Human Resources, the Chief Accounting Officer, the Director of Internal Audit, and the Secretary of the Company.  A representative from outside securities legal counsel for the Company participates in the meetings and activities of the Committee in an advisory capacity. Additionally, other members of the Company's global management team advise the Committee with respect to disclosure via a sub-certification process. For the fiscal year ended June 30, 2013, the quarterly periods ending September 27, 2013 and December 27, 2013, the Committee met on August 14, 2013, October 28, 2013 and January 28, 2014, respectively, to review and discuss the filings and related disclosures, including the Company's disclosure controls and procedures.  The Committee did not recommend any changes to the Company’s disclosure controls and procedures, and the Company’s certifying officers determined that the Company’s disclosure controls and procedures remained effective.

The Company also evaluated the nature and severity of these errors individually and in the aggregate for the fiscal year ended June 30, 2013; a description of the nature and materiality of these errors is provided in responses 3a. and 3b. above.  Given the immaterial impact of the errors, and the determination that overall internal controls in place were effective during fiscal 2013, it was not considered reasonably possible that a material error could go undetected due to the existing mitigating controls in place.

CONFIDENTIAL TREATMENT REQUESTED BY TWIN DISC, INCORPORATED

Confidential Treatment Requested by Twin Disc, Incorporated

In reaching these determinations, among other factors considered were that the errors were immaterial, did not result from fraud, and were not the result of significant deficiencies or material weaknesses.

From time-to-time, the Company evaluates the Committee’s performance, reviews the disclosure controls and procedures and may make changes aimed at enhancing their effectiveness and to ensure that the Company's systems evolve with its business.  The Company performed certain control process enhancement activities related to the errors which included reinforcement of timing expectations for preparing account reconciliations, refined guidelines over review procedures, and increased monitoring of internal control execution.

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions or further comments regarding the foregoing, please feel free to contact me at (262) 638-4343.

Sincerely,

/s/ CHRISTOPHER J. EPERJESY
Christopher J. Eperjesy
Vice President – Finance, Chief Financial Officer & Treasurer

CONFIDENTIAL TREATMENT REQUESTED BY TWIN DISC, INCORPORATED
TD-0010